

Mail Stop 4631

March 16, 2018

Via E-Mail
Clem A. Yeboah
Chief Executive Officer
KYN Capital Group, Inc.
535 Fifth Ave., 4th Floor
New York, NY 10017

> **Re: KYN Capital Group, Inc.**
> **Amendment No. 3 to**
> **Offering Statement on Form 1-A**
> **Filed March 2, 2018**
> **File No. 024-10772**

Dear Mr. Yeboah:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 13, 2018 letter.

There has been a limited public market . . . , page 13

1. We note your response to comment five in our letter dated February 13, 2018.   Please revise the third sentence of your risk factor, "There has been a limited public market for our Common Stock . . .", on page 13 which discloses that the initial offering price will be agreed upon between you and the underwriters. We understand that this is a self-underwritten offering and that you have already fixed a price.

Distribution, page 21

2. We note your response to comment six in our letter dated February 13, 2018. Please revise your Distribution section to include the disclosure about the sales by your

President, his reliance on Rule 3a4-1and how he meets the requirements of Rule 3a4-1, and the other information you provided elsewhere about how you will conduct the offering.

You may contact Jenn Do, Staff Accountant at (202) 551-3743 or, in her absence, Terence O'Brien, Accounting Branch Chief at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or, in her absence, me at (202) 551-3765 with any other questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director
Office of Manufacturing and
Construction

Cc: Via E-Mail
        John E. Lux, Esq.